Exhibit 99.1

Compass Therapeutics Reports Third Quarter 2021 Financial Results and Provides Corporate Update

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CTX-009 (DLL4 X VEGF-A bispecific) is ready to advance to the second stage of a Phase 2a study based on 5 partial responses in 17 evaluable patients observed in the first stage of the study
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Continued the advancement of CTX-471 (CD137 agonist) in Phase 1b development and reported a second partial response in a patient with metastatic melanoma following the progression of this patient on an anti-PD-1 (nivolumab) treatment
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Raised $125 million in gross proceeds from recent public offering extending the company's cash runway into the fourth quarter of 2024

BOSTON, November 12, 2021 - Compass Therapeutics, Inc. (Nasdaq: CMPX), a clinical-stage biopharmaceutical company developing proprietary antibody-based therapeutics to treat cancer, today reported financial results for the third quarter ended September 30, 2021 and highlighted recent corporate accomplishments.

“We have made major progress on reaching our corporate goals, highlighted by achieving significant advancements for both of our clinical stage programs and raising capital to support our objectives,” said Thomas J. Schuetz, MD, PhD, Co-founder and Chief Executive Officer. “We released promising interim Phase 2a data on our lead program, CTX-009, which support our conviction that CTX-009 is a promising novel bispecific antibody therapy with activity across a broad range of solid tumors. Additionally, CTX-471 continues to advance well in development, and has demonstrated encouraging activity as a monotherapy in the post anti-PD-1/PD-L1 patient population, an area of a particularly high unmet medical need.”

“On the financing side, we completed a $125 million public offering and concurrently uplisted to Nasdaq,” added Vered Bisker-Leib, PhD, MBA, President and Chief Operating Officer. “We expect this offering will extend our cash runway into the fourth quarter of 2024, which will support the advancement of our pipeline. These are significant achievements for Compass and position us well to grow and fund key milestones throughout the next several years.”

Third Quarter Development Highlights:

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CTX-009 (DLL4 and VEGF-A bispecific antibody):

A Phase 2a study was initiated in Q1 2021 testing CTX-009 in combination with paclitaxel in patients with Biliary Tract Cancers (cholangiocarcinoma). Enrollment in the first part of the study has been completed and the criteria to advance to the second part of the study have been met. Notably, five partial responses (PRs) have already been observed among the first 17 patients evaluated leading to a preliminary overall response rate (ORR) of 29%, and all patients evaluated have had stable disease or better with a decline in tumor burden observed in 16 of the 17 patients leading to a Clinical Benefit Rate (CBR) of 100%. The study is being conducted in South Korea by Handok Pharmaceuticals and the clinicaltrials.gov identifier for the study is NCT04492033. Compass plans to submit an Investigational New Drug (IND) application to the Food and Drug Administration (FDA) in the fourth quarter of 2021 and subject to the IND clearance with the FDA, to initiate a Phase 2 study in 2022 in the United States.

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CTX-471 (monoclonal antibody agonist of CD137, a key co-stimulatory receptor on immune cells):

We initiated a Phase 1b dose expansion study for CTX-471 in 2019 and treated 36 patients with 13 different tumor types in the study as of October 21, 2021. Of the 25 evaluable patients in the dose expansion part of the study, two patients had a PR, one of which has been confirmed by RECIST 1.1 and the other PR has been seen at the first tumor evaluation at Week 9. 11 patients have reached stable disease, leading to a preliminary ORR of 8% and a CBR of 52%. The first PR observed in the study was in a patient with advanced small cell lung cancer who had a PR at Week 17 and this response was confirmed at Week 25. This patient has now been treated with CTX-471 for more than one year with a durable PR. In October 2021, a second PR was observed in a patient with metastatic melanoma who was previously treated with and progressed on nivolumab. We expect to complete the Phase 1b stage of this study during the first half of 2022.

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CTX-8371 (bispecific antibody that simultaneously targets both PD-1 and PD-L1):

We initiated IND-enabling studies and the GMP manufacturing campaign for CTX-8371. Due in part to delays at our contract development manufacturing organization, we are currently targeting an IND submission in the second half of 2022.

Third Quarter Corporate Highlights:

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In November 2021, Compass closed an underwritten public offering to sell 35,715,000 shares of common stock at a public offering price of $3.50 per share. The gross proceeds to Compass from the offering, before deducting the underwriting discounts and commission, were approximately $125 million. In addition, the Company has granted the underwriters a 30-day option to purchase up to an additional 5,357,250 shares of common stock..
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In connection with the public offering, Compass also uplisted its common stock to Nasdaq and its shares began trading on the Nasdaq Capital Market under the symbol “CMPX” on November 2, 2021.

Third Quarter 2021 Financial Results

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Cash Position: As of September 30, 2021, cash and cash equivalents were $25.5 million as compared to $47.1 million as of December 31, 2020. The Company believes that our existing cash and cash equivalents, together with the proceeds of our November 2021 public offering, will allow us to fund our operating expenses and capital expenditures into the fourth quarter of 2024.
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Research and development (R&D) Expenses: R&D expenses were $3.2 million for the third quarter of 2021, as compared to $3.7 million for the same period in 2020, a decrease of $0.5 million or 14%. The lower costs were principally driven by less depreciation expense of $0.3 million and program related expenses of $0.2 million.
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General and Administrative (G&A) Expenses: G&A expenses were $2.7 million during the third quarter of 2021, as compared to $5.3 million for the same period in 2020, a decrease of $2.6 million or 49%. The lower costs were driven primarily by lower stock compensation expense of $1.4 million due to an accelerated vesting of shares and $0.5 million of professional fees related to the reverse merger in the third quarter of 2020. In addition, facilities expense decreased by $0.3 million.
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Net Loss: Net loss for the third quarter was $6.0 million or $0.10 per diluted common share, compared to $9.2 million or $0.18 per diluted common share for the third quarter of 2020.

About Compass Therapeutics

Compass Therapeutics, Inc. is a clinical-stage, oncology-focused biopharmaceutical company developing proprietary antibody-based therapeutics to treat multiple human diseases. Compass’s scientific focus is on the relationship between angiogenesis, the immune system, and tumor growth. The company pipeline of novel product candidates is designed to target multiple critical biological pathways required for an effective anti-tumor response. These include modulation of the microvasculature via angiogenesis-targeted agents, induction of a potent immune response via activators on effector cells in the tumor microenvironment, and alleviation of immunosuppressive mechanisms used by tumors to evade immune surveillance. Compass plans to advance its product candidates through clinical development as both standalone therapies and in combination with proprietary pipeline antibodies based on supportive clinical and nonclinical data. The company was founded in 2014 and is headquartered in Boston, Massachusetts.

Forward-Looking Statements

This press release contains forward-looking statements. Statements in this press release that are not purely historical are forward-looking statements. Such forward-looking statements include, among other things, statements regarding the Company’s product candidates, their development, regulatory plans with respect thereto and therapeutic potential thereof, planned interactions with regulatory authorities, planned clinical development, used of proceeds from our recent public offering, our cash resources and financial runway. Actual results could differ from those projected in any forward-looking statements due to numerous factors. Such factors include, among others, the Company’s ability to raise the additional funding it will need to continue to pursue its business and product development plans, the inherent uncertainties associated with developing product candidates and operating as a development stage company, the Company’s ability to identify additional product candidates for development, the Company’s ability to develop, complete clinical trials for, obtain approvals for and commercialize any of its product candidates, competition in the industry in which the Company operates and market conditions. These forward-looking statements are made as of the date of this press release, and the Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law. Investors should consult all the information set forth herein and should also refer to the risk factor disclosure set forth in the reports and other documents the Company files with the SEC available at www.sec.gov.

Investor Contact

Vered Bisker-Leib, President & Chief Operating Officer

ir@compasstherapeutics.com

Media Contact

Anna Gifford, Communications Manager

media@compasstherapeutics.com
617-500-8099

Compass Therapeutics, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Operating expenses:
Research and development	$3,154	$3,670	$10,763	$10,498
General and administrative	2,700	5,291	7,500	9,364
In-process R&D	—	—	50,618	—
Total operating expenses	5,854	8,961	68,881	19,862
Loss from operations	(5,854)	(8,961)	(68,881)	(19,862)
Other expense, net	(121)	(189)	(306)	(1,215)
Loss before income tax expense	(5,975)	(9,150)	(69,187)	(21,077)
Income tax expense	—	—	(13)	(32)
Net loss	$(5,975)	$(9,150)	$(69,200)	$(21,109)
Net loss per share - basic and diluted	$(0.10)	$(0.18)	$(1.26)	$(0.88)
Basic and diluted weighted average shares outstanding	61,694	50,940	55,003	23,968

Compass Therapeutics, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands, except per share data)

	September 30,	December 31,
	2021	2020
Assets	(Unaudited)	(Note 1)
Current assets:
Cash and cash equivalents	$25,509	$47,076
Prepaid expenses and other current assets	3,063	3,126
Total current assets	28,572	50,202
Property and equipment, net	1,435	1,126
Restricted cash	210	263
Operating lease, right-of-use ("ROU") asset	4,362	—
Other assets	320	320
Total assets	$34,899	$51,911
Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$868	$1,061
Accrued expenses	1,998	1,571
Operating lease obligations, current portion	1,073	—
Current portion of long-term debt	3,744	7,467
Total current liabilities	7,683	10,099
Long-term debt, net of current portion	—	1,867
Operating lease obligations, long-term portion	3,328	—
Total liabilities	11,011	11,966

Stockholders' equity:
Preferred stock, $0.0001 par value; 10,000 shares authorized and no shares issued and outstanding as of September 30, 2021 and December 31, 2020	—	—

Common stock, $0.0001 par value: 300,000 shares authorized; 62,323 and 52,117 shares issued at September 30, 2021 and December 31, 2020, respectively; 61,760 and 51,221 shares outstanding at September 30, 2021 and December 31, 2020, respectively	6	5

Additional paid-in-capital	244,490	191,348
Accumulated deficit	(220,608)	(151,408)
Total stockholders' equity	23,888	39,945
Total liabilities and stockholders' equity	$34,899	$51,911